

September 2, 2014

Mr. Brian Baker
Chief Financial Officer
Medical Action Industries, Inc.
500 Expressway Drive South
Brentwood, New York 11717

     Re: **Medical Action Industries, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed June 16, 2014
              File No. 000-13251

Dear Mr. Baker:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, pages 27 and 28

1.   We note that the date of the report on page 28 is June 16, 2012. This date does not agree with the report date of June 14, 2012 shown on page 41 of the company's 2013 Form 10-K. We also note that the date of the report, June 16, 2012, is not the same as that shown in the first paragraph of the report on page 27 which is June 16, 2014. Please reconcile and ask your auditors to amend to correct the dates in both reports as applicable. We further note the consent in exhibit 23.2 refers to the report date as June 16, 2012. As applicable, the consent should also be revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Senior Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant